Exhibit 99.1

Date:	February 21, 2019	530 - 8th Avenue SW, 6th floor Calgary AB, T2P 3S8
www.computershare.com

To:	All Canadian Securities Regulatory Authorities
Securities and Exchange Commission
New York Stock Exchange

Subject: PRECISION DRILLING CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	March 18, 2019
Record Date for Voting (if applicable) :	March 18, 2019
Beneficial Ownership Determination Date :	March 18, 2019
Meeting Date :	May 3, 2019
Meeting Location (if available) :	Calgary AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	74022D308	CA74022D3085

Sincerely,

Computershare
Agent for PRECISION DRILLING CORPORATION